                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                               ----------------

                                SCHEDULE 13E-3

                       Rule 13e-3 Transaction Statement
          Under Section 13(e) of the Securities Exchange Act of 1934

                                BI INCORPORATED
                               (Name of Issuer)

                                BI Incorporated
                                DAVID J. HUNTER
                           JACQUELINE A. CHAMBERLIN
                           MCKINLEY C. EDWARDS, JR.
                             JONATHAN M. HINEBAUCH
                             STEVEN P. MERREFIELD
                     (Name of Person(s) Filing Statement)

          Common Stock, no par value                 055467 20 3
        (Title of Class of Securities)  (CUSIP Number of Class of Securities)

                               ----------------

                                DAVID J. HUNTER
                                   President
                              6400 Lookout Drive
                            Boulder, Colorado 80301
                                (303) 218-1000
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                               ----------------

                                   Copy to:

                              JOHN G. LEWIS, ESQ.
                   Ireland, Stapleton, Pryor & Pascoe, P.C.
                           1675 Broadway, 26th Floor
                            Denver, Colorado 80202
                                (303) 623-2700

  This statement is filed in connection with (check the appropriate box):

  a.[_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the "Act").

  b. [_]The filing of a registration statement under the Securities Act of 1933.

  c. [X]A tender offer.

  d. [_]None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

  Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                           CALCULATION OF FILING FEE
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
      Transaction Valuation:
                *                                       Amount of filing fee:
-----------------------------------------------------------------------------
                 $79,281,147                                   $15,857
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

* For purposes of calculating fee only. This amount is based on a per share offering price of $8.25 for 7,968,818 shares of common stock and for options to purchase 1,641,018 shares of common stock. As of August 10, 2000, BI Incorporated had 7,968,818 shares of common stock and options to purchase 1,641,018 shares of common stock issued and outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by Offeror.

[X] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously
 Paid:.................. $15,857
Form or Registration
 No.:................... Schedule TO and Schedule TO/A
Filing Party:........... KBII Acquisition Company, Inc. and KBII Holdings, Inc.
Date Filed:............. August 18, 2000 and September 11, 2000.

                                 Introduction

  This Rule 13E-3 Transaction Statement (the "Statement") is filed by certain "filing persons" listed in Item 3 below (the "Filing Persons"), and relates to a tender offer by KBII Acquisition Company, Inc., a Colorado corporation ("Offeror") and a wholly-owned subsidiary of KBII Holdings, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, no par value (the "Shares"), of BI Incorporated, a Colorado corporation (the "Company"), at a price of $8.25 net to the seller in cash, (less any required withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2000, (the "Offer to Purchase") and the related Letter of Transmittal (collectively the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934. Copies of the Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1), (a)(2) and (a)(8) hereto and are incorporated by reference from the Schedule TO filed by Offeror and Parent on August 18, 2000, and amended August 23, September 11 and September 19, 2000 (the "Schedule TO"). In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on August 18, 2000, and amended and supplemented on August 23, August 25 and September 19, 2000 (the "Schedule 14D-9").

  Pursuant to General Instruction F to Schedule 13E-3, except as otherwise set forth below, information contained in the Schedule 14D-9 is expressly incorporated by reference in response to the items of this Schedule 13E-3. Certain information contained in the Schedule TO is incorporated by reference as specifically referenced below. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

Item 1. Summary Term Sheet.

  The information set forth under the caption "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

 Name and address.

  The information set forth at Item 1 under the caption "Subject Company Information" in the Schedule 14D-9 is incorporated herein by reference.

 Securities.

  The information set forth at Item 1 under the caption "Subject Company Information" in the Schedule 14D-9 is incorporated herein by reference.

 Trading market and price.

  The information set forth under the caption "Price Range of Shares; Dividends on the Shares" in the Offer to Purchase is incorporated herein by reference.

 Dividends.

  The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

  Price Range of Shares; Dividends on the Shares
  The Transaction Documents--The Merger Agreement--Conduct of Company's Business Pending Merger

 Prior public offerings.

  Neither the Company nor any other Filing Person has made an underwritten public offering of the subject securities for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A thereunder.

 Prior stock purchases.

  The information set forth in Annex D to the Schedule 14D-9 is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

 Name and address.

  This Schedule 13E-3 is filed jointly by the Company, which is the subject company, and David J. Hunter, Jacqueline A. Chamberlin, Mckinley C. Edwards, Jr., Jonathan M. Hinebauch and Steven P. Merrefield (the "Management Shareholders"), who are executive officers of the Company. Messrs. Hunter and Edwards are also directors of the Company. The Company and the Management Shareholders are the "Filing Persons."

  The name, business address and business telephone number of the Company are set forth in Item 2 above. The name, business address and business telephone number of each of the Management Shareholders and the name, business address and business telephone number of each of the Company's directors and executive officers are set forth under the caption "Information Concerning Current Directors, Officers and Director Designees" in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex B to the Schedule 14D-9, and is incorporated herein by reference.

 Business and background of entities.

  Not applicable.

 Business and background of natural persons.

  The current principal occupation or employment, and five-year employment history of each of the Management Shareholders and of the executive officers and directors of the Company are set forth under the caption "Information Concerning Current Directors, Officers and Director Designees" in the Information Statement and are incorporated herein by reference.

  During the last five years, no Management Shareholder, director or executive officer of the Company has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no director or executive officer of the Company has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

  The Management Shareholders, directors and executive officers of the Company are all United States citizens, except for Jeremy N. Kendall, who is a Canadian citizen.

Item 4. Terms of the Transaction.

 Material terms.

  The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

  Introduction
  Summary Term Sheet
  Term of the Offer; Expiration Date
  Acceptance for Payment and Payment for Shares
  Procedure for Tendering Shares
  Withdrawal Rights
  Transaction Documents
  Federal Income Tax Consequences

 Different terms.

  The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

  The tenth paragraph of the Introduction
  Special Factors--Interest of Certain Persons in the Offer and the Merger Purpose of the Offer; The Merger; Plans for the Company

 Appraisal rights.

  The information set forth under the caption "Purpose of the Offer; The Merger; Plans for the Company--Dissenters' Rights" in the Offer to Purchase, and at Item 8 under the caption "Shareholder Dissenters' Rights" in the
Schedule 14D-9 is incorporated herein by reference.

 Provisions for unaffiliated security holders.

  The Filing Persons have not made any provisions to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Filing Persons in connection with the transaction.

 Eligibility for listing or trading.

  Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

 Transactions.

  The information set forth at Item 3 under the caption "Past Contacts, Transactions, Negotiations and Agreements" in the Schedule 14D-9 is incorporated herein by reference.

 Significant corporate events.

  None.

 Negotiations or contacts.

  None.

 Agreements involving the subject company's securities.

  The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

  The Transaction Documents--The Merger Agreement
  The Transaction Documents--Stock Voting and Tender Agreement
  The Transaction Documents--Side Letter

Item 6. Purposes of the Transaction and Plans or Proposals.

 Use of securities acquired.

  The only securities being acquired by Filing Persons are certain options to be issued by Parent in exchange for options held by the Management Shareholders, as described under the caption entitled "Special Factors-- Interests of Certain Persons in the Offer and the Merger in the Offer to Purchase" and incorporated herein by reference. The Manager Shareholders intend to hold such options for investment purposes and may exercise them from time to time as they deem appropriate.

 Plans.

  The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

  Purpose of the Offer; The Merger; Plans for the Company
  Effect of Offer on Market for Shares; Nasdaq Listing; SEC Registration; Margin Regulations

Item 7. Purposes, Alternatives, Reasons and Effects.

  The information set forth at Item 4 under the caption "The Solicitation or Recommendation--Background" in the Schedule 14D-9 is incorporated herein by reference.

 Purposes.

  The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

  Purpose of the Offer; The Merger; Plans for the Company
  Special Factors--Interests of Certain Persons in the Offer and the Merger

  The information set forth under the caption in the Schedule 14D-9 entitled "Special Factors--Purposes, Alternatives, Reasons and Effects--Purposes" is incorporated herein by reference.

 Alternatives.

  The information set forth at Item 4 under the following captions in the
Schedule 14D-9 is incorporated by reference:

  The Solicitation or Recommendation--Background
  The Solicitation or Recommendation--Reasons for Rejection of Alternatives

 Reasons.

  The information set forth at Item 4 under the caption "The Solicitation or Recommendation--Background" in the Schedule 14D-9 is incorporated herein by reference.

 Effects.

  The information set forth at Item 4 under the captions "The Solicitation or Recommendation--Benefits and Detriments of the Offer and Merger to the Company and the Company's Shareholders" in the Schedule 14D-9 is incorporated herein by reference. The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

  Effect of the Offer and Merger; Market for Shares; Nasdaq Listing; SEC Registration; Margin Regulations
  Certain Federal Tax Consequences

Item 8. Fairness of the Transaction.

 Fairness.

  The information set forth under the caption in the Schedule 14D-9 entitled "Special Factors--Fairness of the Transaction--Fairness" is incorporated herein by reference.

 Factors considered in determining fairness.

  The information set forth at Item 4 under the caption "The Solicitation or Recommendation--Fairness Opinion" in the Schedule 14D-9 is incorporated herein by reference.

 Approval of security holders.

  The information set forth under the caption in the Schedule 14D-9 entitled "Special Factors--Fairness of the Transaction--Approval of Security Holders" is incorporated herein by reference.

 Unaffiliated representative.

  The information set forth under the caption in the Schedule 14D-9 entitled "Special Factors--Fairness of the Transaction--Unaffiliated Representative" is incorporated herein by reference.

 Approval of directors.

  The information set forth under the caption in the Schedule 14D-9 entitled "Special Factors--Fairness of the Transaction--Approval of Directors" is incorporated herein by reference.

 Other offers.

  The information set forth at Item 4 under the following captions in the
Schedule 14D-9 is incorporated by reference:

  The Solicitation or Recommendation--Background
  The Solicitation or Recommendation--Reasons for Rejection of Alternatives

Item 9. Reports, Opinions, Appraisals and Negotiations.

 Report, opinion or appraisal.

  The information set forth under the caption in the Schedule 14D-9 entitled "Special Factors--Reports, Opinions, Appraisals and Negotiations--Report, Opinion or Appraisal" is incorporated herein by reference.

 Preparer and summary of the report opinion or appraisal.

  The information set forth at Item 4 under the caption "The Solicitation or Recommendation--Opinion of Financial Advisor" in the Schedule 14D-9 and the fairness opinion of SunTrust Equitable Securities attached to the Schedule 14D-9 as Annex A are incorporated herein by reference.

 Availability of documents.

  The information set forth under the caption in the Schedule 14D-9 entitled "Special Factors--Reports, Opinions, Appaisals and Negotiations--Availability of documents" is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

 Source of funds.

  The information set forth under the caption "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

 Conditions.

  The information set forth under the caption "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

 Expenses.

  The information set forth under the caption "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference. The Company will be responsible for approximately $1,685,000 of the fees and expenses, consisting of approximately $1,325,000 in investment banking fees and expenses, $275,000 in legal fees and expenses, $50,000 in printing and mailing costs, $10,000 in accounting fees and $25,000 in miscellaneous fees and expenses.

 Borrowed funds.

  The information set forth under the caption "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

 Securities ownership.

  The information set forth under the caption "Beneficial Ownership of Common Stock and Possible Change in Control" in the Information Statement is incorporated herein by reference.

  Neither the Company nor the Management Shareholders had any relationship with KBII, LLC, KBII, L.P., Kohlberg, Parent or Offeror prior to the commencement of the discussions which led to the execution of the Merger Agreement. Each of the Company and the Management Shareholders disclaims that they are an "affiliate" of KBII, LLC, KBII, L.P., Kohlberg, Parent or Offeror within the meaning of Rule 13e-3 under the Exchange Act.

 Securities transactions.

  The information set forth at Item 6 under the caption "Interest in Securities of the Subject Company" in the Schedule 14D-9 is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

 Intent to tender or vote in a going-private transaction.

  The information set forth at Item 4 under the caption "The Solicitation or Recommendation--Intent to Tender" in the Schedule 14D-9 is incorporated herein by reference.

 Recommendation of others.

  The information set forth at Item 4 under the caption "The Solicitation or Recommendation--Recommendation of the Board of Directors" in the Schedule 14D-9 is incorporated herein by reference.

Item 13. Financial Statements.

 Financial information.

  Certain financial information relating to the Company is hereby incorporated by reference to the audited financial statements for the Company's 1998 and 1999 fiscal years set forth in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1998, and June 30, 1999, respectively, under the caption "Financial Statements and Supplementary Data," and for the nine months ended March 31, 1999 and 2000, set forth in the Company's Quarterly Report on Form 10-Q for the nine months ended March 31, 2000, under the caption "Financial Statements," are incorporated herein by reference. These statements may be obtained in the manner described at Item 8 to the Schedule 14D-9 under the caption "Available Information."

  Based on the foregoing reports, the Company's ratio of earnings to fixed charges was 6.9 and 6.1 for the fiscal years ended June 30, 1998 and 1999, respectively, and 6.6 and 2.7 for the nine months ended March 31, 1999 and 2000, respectively. As of March 31, 2000, the Company's net book value per share was $6.06 (on a non-diluted basis).

 Pro forma information.

  Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

 Solicitations or recommendations.

  The information set forth at Item 5 under the caption "Persons/Assets Retained, Employed, Compensated or Used" in the Schedule 14D-9 is incorporated herein by reference.

 Employees and corporate assets.

  Certain of the Company's officers and certain employees have been involved in the facilitation of certain actions in conjunction with the transaction including responding to due diligence requests from Offeror, preparing documents, and responding to shareholder inquiries and similar matters.

Item 15. Additional Information.

  The information set forth at Item 8 under the caption "Additional Information" in the Schedule 14D-9 is incorporated herein by reference.

 Other material information.

  None.

Item 16. Exhibits.

 Exhibit No. Description
 ----------- -----------
 (a)(1)      Offer to Purchase dated August 18, 2000 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and
             Offeror on August 18, 2000).


 (a)(2) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Parent and Offeror on August 18, 2000).

 (a)(3) Letter from the Chairman of the Company to the Company's shareholders dated August 18, 2000 (incorporated by reference to the Schedule 14D-9 filed August 18, 2000).

 (a)(4)      Press Release issued by the Company on August 11, 2000
             (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9-C filed August 11, 2000).

 (a)(5)      Form of Letter to Clients from Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees (incorporated by reference to
             Exhibit (a)(1)(E) to the Schedule TO filed by Parent and Offeror on August 18, 2000.

 (a)(6) Letter from the Chairman of the Company to the Company's shareholders dated September 19, 2000 (incorporated by reference to the Schedule 14D-9 filed September 19, 2000).

 (a)(7) Press Release issued by Offeror and Parent on September 18, 2000, announcing the extension of the tender offer to October 3, 2000
             (incorporated by reference to Exhibit (a)(1)(I) to the Schedule
             TO/A filed by Parent and Offeror on September 19, 2000).

 (a)(8) Supplement to Offer to Purchase (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO/A filed by Parent and Offeror on September 19, 2000).

 (c)(1)      Opinion of SunTrust Equitable Securities dated August 9, 2000
             (incorporated by reference to Annex A of the Schedule 14D-9 filed
             August 18, 2000).

 (c)(2)      Presentation of SunTrust Equitable Securities to the Board of
             Directors of BI Incorporated as of August 9, 2000 (filed herewith).

 (e)(1)      Agreement and Plan of Merger dated as of August 10, 2000 among
             Parent, Offeror and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Parent and Offeror on August 18, 2000).

 (e)(2) Pages 1-16 of the Company's Annual Meeting Proxy Statement filed on September 27, 1999 (incorporated by reference from the filing made as of such date; SEC File No. 000-12410).

 (e)(3)      Pages 7-8 of the Company's Annual Report on Form 10-K filed on
             September 27, 1999 (incorporated by reference from the filing made as of such date; SEC File No. 000-12410).

 (e)(4) Form of side letter, to be entered into in substantially same form at or prior to the consummation of the Merger among Offeror, Parent and certain shareholders of the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Parent and Offeror on August 18, 2000).

 (e)(5) Stock Voting and Tender Agreement dated as of August 10, 2000, among Offeror, Parent and certain shareholders of the Company
             (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Parent and Offeror on August 18, 2000).

 (e)(6) Form of Separation Policy, to be entered into in substantially same form at or prior to the consummation of the Merger
             (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Parent and Offeror on August 18, 2000).

 (e)(7)      Confidentiality Agreement between Kohlberg & Co., L.L.C. and the
             Company, dated as of January 21, 2000 (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Parent and Offeror on August 18, 2000).

 (e)(8) Amended and Restated Rights Plan dated December 1, 1999, as amended August 9, 2000 (incorporated by reference to the Schedule
             14D-9 filed August 18, 2000).

 (e)(9) Form of Stockholders' Agreement for KBII Holdings, Inc., to be entered into in substantially same form at or prior to the consummation of the Merger (incorporated by reference to Exhibit
             (d)(6) to the Schedule TO filed by Parent and Offeror on August
             18, 2000).

 Exhibit No. Description
 ----------- -----------
 (e)(10)     Summons and Complaint of M. Dean Briggs, dated August 14, 2000, against BI Incorporated, et. al. (incorporated by reference to the
             Schedule 14D-9 filed August 23, 2000).


 (e)(11) Memorandum to BI Employees dated August 24, 2000 (incorporated by reference to the Schedule 14D-9 filed August 25, 2000).

 (e)(12) Motion for Extension of Time in Which to Answer or Otherwise Move of BI Incorporated, dated September 1, 2000, in response to Complaint (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO/A filed by Parent and Offeror on September 11, 2000).

 (e)(13)     Order dated September 13, 2000, granting Motion for Extension of
             Time in Which to Answer or Otherwise Move of BI Incorporated, dated September 1, 2000, in response to Complaint (incorporated by reference to Exhibit (e)(13) to the Schedule 14D-9 filed on September 19, 2000).

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2000

                                          BI INCORPORATED

                                          By:/s/ David J. Hunter
                                            -----------------------------------
                                               David J. Hunter, President

                                          /s/ David J. Hunter
                                            -----------------------------------
                                                     David J. Hunter

                                          /s/ Jackqueline A. Chamberlin
                                            -----------------------------------
                                                    Jacqueline A. Chamberlin

                                          /s/ Mckinley C. Edwards, Jr.
                                            -----------------------------------
                                                     Mckinley C. Edwards, Jr.,

                                          /s/ Jonathan M. Hinebauch
                                            -----------------------------------
                                                     Jonathan M. Hinebauch

                                          /s/ Steven P. Merrefield
                                            -----------------------------------
                                                     Steven P. Merrefield